Via Facsimile and U.S. Mail
Mail Stop 6010


April 13, 2006


Mr. Haig Keledjian
Chief Executive Officer and Chief Financial Officer
Viral Genetics, Inc.
1321 Mountain View Circle
Azusa, CA  91702

Re:	Viral Genetics, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-26875

Dear Mr. Keledjian:

      We have reviewed your March 24, 2006 response to our oral comments issued January 6, 2006 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB - December 31, 2004

Financial Statements

Note 4 - Patents, page 14

1. Refer to your response to our prior comment three. Your response appears to indicate that the patents and goodwill resulted from an acquisition in October 2001. Note 11 in your financial statements seems to indicate that this transaction was accounted for as a recapitalization, so it would not result in additional patents or goodwill being recorded. Please clarify for us how this accounting treatment is appropriate. Further clarify how the "estimated cost of legal fees to the original holders of the technology" meets the fair value criterion that is used under purchase accounting assuming that the transaction meets the criteria for purchase accounting.

Note 8 - Notes Payable and Related Party Transactions, page 18

2. Refer to your response to our prior comment five. It is still unclear whether the restructuring of the notes payables had any accounting consequences. Please provide us your analysis as to whether the total expected future cash payments expected from the issuance of the 5% convertible notes will exceed the carrying amount of the related notes, and, if applicable, the accounting impact of such difference. Please reference paragraphs 16 through 18 of SFAS
15. Further, provide us your analysis of the beneficial conversion feature under Issue 1 of EITF 00-27 at the effective date of April 1,
2003 that relates to the units into which this restructured debt is now convertible.

Note 11 - Merger and Acquisition, page 22

Acquisitions, page 22

3. Refer to your response to our prior comment six. Based on your response, it appears that the essence of this transaction is the extinguishment of debt through the issuance of shares. Your assertion that "the only remaining assets held by Therapeutics were the notes owed by Viral" appears to create a question of whether a business as defined in EITF 98-3 was actually acquired. Please explain to us why this does not represent the extinguishment of debt in exchange for the 24.7 million shares and warrants, as opposed to your disclosure which implies that this transaction was a business combination.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.







      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
Mr. Haig Keledjian
Viral Genetics, Inc.
April 13, 2006
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